Filed by Foamix Pharmaceuticals Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No.: 001-36621

Form S-4 filed by Menlo Therapeutics Inc. File No.: 333-235351

Foamix Announces OrbiMed’s Support of Merger with Menlo Therapeutics

REHOVOT, Israel, and BRIDGEWATER, NJ, January 17, 2020 — Foamix Pharmaceuticals Ltd. (Nasdaq: FOMX) (“Foamix” or the “Company”), a specialty pharmaceutical company, announced today that OrbiMed Advisors LLC (“OrbiMed”), a significant shareholder of the Company, intends to vote in favor of the proposed merger with Menlo Therapeutics at the Company’s upcoming extraordinary general meeting of shareholders. OrbiMed expressed its support for the transaction in a press release issued on January 16, 2020. Perceptive Advisors LLC, the Company’s largest shareholder, previously signed a voting agreement on November 10, 2019 to vote its Foamix shares in favor of the merger at the meeting.

“We are delighted to have the support of both OrbiMed and Perceptive Advisors for our transformative transaction with Menlo Therapeutics,” said David Domzalski, Chief Executive Officer of Foamix.  “Having the support of two of our largest shareholders is a significant step toward completing the transaction.”

About Foamix Pharmaceuticals

Foamix is a specialty pharmaceutical company working to solve some of today’s most difficult therapeutic challenges in dermatology and beyond.

With expertise in topical medicine innovation as a springboard, the Company is working to develop and commercialize solutions that were long thought impossible, including the world’s first topical minocycline, AMZEEQ. Its proprietary Molecule Stabilizing Technology (MST™) is utilized in the Company’s dermatology products and in other products currently in development: FMX103 for the potential treatment of moderate to severe papulopustular rosacea and FCD105 for the potential treatment of moderate to severe acne.

Foamix is a different type of specialty pharmaceutical company by design, driven to see the solutions, overcome barriers in all aspects of business, and reimagine what’s possible for conditions with high unmet needs.

Foamix uses its website as a channel to distribute information about Foamix and its product candidates from time to time. Foamix may use its website to comply with its disclosure obligations under Regulation FD. Therefore, investors should monitor Foamix’s website in addition to following its press releases, filings with the Securities and Exchange Commission, public conference calls, and webcasts. For more information, visit www.foamix.com.

Important Additional Information and Where to Find It

On January 6, 2020, Menlo filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Menlo and Foamix and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”).  The registration statement has been declared effective by the SEC. Foamix has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger.  Foamix and Menlo may also file other relevant documents with the SEC regarding the proposed merger. This communication is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Menlo or Foamix may file with the SEC.  BEFORE MAKING ANY VOTING DECISION, MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER.  Security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov.  Investors and stockholders will also be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Menlo and Foamix through the website maintained by the SEC at www.sec.gov.  Menlo and Foamix make available free of charge at www.menlotherapeutics.com and www.foamix.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as

“anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Menlo or Foamix may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally; (v) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Menlo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors” and Item 1A of Part II of Foamix’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 under the heading “Risk Factors.” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10-Q and Foamix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Corporate Contact:
Ilan Hadar, CFO
Foamix Pharmaceuticals Ltd.

+972-8-9316233
ilan.hadar@foamixpharma.com

Media Relations:

Vusi Moyo

Zeno Group

312-396-9703

vusi.moyo@zenogroup.com

U.S. Investor Relations:
Joyce Allaire

LifeSci Advisors, LLC

646-889-1200

jallaire@lifesciadvisors.com